Exhibit 97
Executive Compensation Recoupment Policy

©2024 Truist Financial Corporation

Exhibit 97
1. Scope
This policy has been adopted by the Compensation and Human Capital Committee of the Board of Directors (Board Compensation Committee) of Truist Financial Corporation (Truist). This policy provides for the Recoupment of certain Executive compensation paid to a Covered Executive in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws in accordance with the terms and conditions set forth herein. This policy is intended to comply with the requirements of Section 10D of the Exchange Act (as defined below) and Section 303A.14 of the NYSE Listed Company Manual.
2. Elements & Standards
2.1. Recoupment of Erroneously Awarded Compensation
In the event of a Financial Restatement, if the amount of any Covered Compensation received by a Covered Executive (Awarded Compensation) exceeds the amount of such Covered Compensation that would have otherwise been received by such Covered Executive if calculated based on the Financial Restatement (Adjusted Compensation), Truist shall reasonably and promptly recover from such Covered Executive an amount equal to the excess of the Received Compensation over the Adjusted Compensation (such excess amount, the “Erroneously Awarded Compensation”)..

Accounting, Reporting and Tax (ART) determines whether a Financial Restatement has occurred and reports all Financial Restatements to Total Rewards (Executive Compensation). Total Rewards determines the amount of Adjusted Compensation and Erroneously Awarded Compensation based on each reported Financial Restatement and reports findings to the Board Compensation Committee.

If the Financial Reporting Measure applicable to the relevant Covered Compensation is a stock price or total shareholder return measure, and if the amount of such Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the amount of the Erroneously Awarded Compensation shall be determined based on Truist’s reasonable estimate of the effect of the Financial Restatement on Truist’s stock price or total shareholder return upon which such Covered Compensation was received.

The amount of Erroneously Awarded Compensation shall be calculated on a pre-tax basis.

For the avoidance of doubt, Truist’s obligation to recover Erroneously Awarded Compensation is not dependent on (i) if or when the restated financial statements are filed; or (ii) any fault of the Covered Executive for the accounting errors leading to a restatement.

Notwithstanding anything to the contrary in this section, Truist shall not be required to recover any Erroneously Awarded Compensation in the event that (x) the conditions set forth in either of the bullets directly below are satisfied and (y) the Board Compensation Committee has made a determination that recovery of the Erroneously Awarded Compensation would be impracticable:
▪the direct expense paid to a third party to assist in enforcing the recovery of the Erroneously Awarded Compensation under this policy would exceed the amount of

©2024 Truist Financial Corporation

Exhibit 97
such Erroneously Awarded Compensation to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 2.1, Truist shall have first made a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to make such recovery, and provide that documentation to the NYSE; or
▪recovery of the Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to teammates of Truist, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Truist shall not indemnify any Covered Executive, directly or indirectly, for any losses that such Covered Executive may incur in connection with the recovery of Erroneously Awarded Compensation pursuant to this policy, including through the payment of insurance premiums or gross-up payments.

The Board Compensation Committee shall determine, in its discretion, the manner and timing in which any Erroneously Awarded Compensation shall be recovered from a Covered Executive in accordance with applicable law, including, without limitation, by (i) requiring reimbursement of Covered Compensation previously paid in cash; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity or equity-based awards; (iii) offsetting the Erroneously Awarded Compensation amount from any compensation otherwise owed by Truist or any of its affiliates to the Covered Executive; (iv) cancelling outstanding vested or unvested equity or equity-based awards; and/or (v) taking any other remedial and recovery action permitted by applicable law. For the avoidance of doubt, except as set forth in this Section 2.1, in no event may Truist accept an amount that is less than the amount of Erroneously Awarded Compensation; provided that, to the extent necessary to avoid any adverse tax consequences to the Covered Executive pursuant to Section 409A of the Code, any offsets against amounts under any nonqualified deferred compensation plans (as defined under Section 409A of Code) shall be made in compliance with Section 409A of the Code.
2.2. Amendment/Termination
Subject to Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual, this policy may be amended or terminated by the Board Compensation Committee at any time. To the extent that any applicable law, or stock market or exchange rules or regulations require recovery of Awarded Compensation in circumstances in addition to those specified herein, nothing in this policy shall be deemed to limit or restrict the right or obligation of Truist to recover Awarded Compensation to the fullest extent required by such applicable law, stock market or exchange rules and regulations. Unless otherwise required by applicable law, this policy shall no longer be effective from and after the date that Truist no longer has a class of securities publicly listed on a United States national securities exchange.
2.3. Interpretation
Notwithstanding anything to the contrary herein, this policy is intended to comply with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual (and any applicable regulations, administrative interpretations or stock market or exchange rules and regulations adopted in connection therewith), and the provisions of this policy shall be interpreted in a manner that satisfies such requirements, and this policy shall be

©2024 Truist Financial Corporation

Exhibit 97
operated accordingly. If any provision of this policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended to avoid this conflict.
2.4. Other Compensation Clawback/Recoupment Rights
Any right of Recoupment under this policy is in addition to, and not in lieu of, any other remedies, rights, or requirements with respect to the Clawback or Recoupment of any compensation that may be available to Truist pursuant to the terms of any similar policy in any incentive compensation plan, employment agreement, offer letter, equity or incentive award agreement or similar agreement and any other legal remedies available to Truist, as well as applicable law, stock market or exchange rules, listing standards or regulations; provided, however, that any amounts Recouped or clawed back under any other policy shall count toward any required Clawback or Recoupment under this policy and vice versa.
2.5. Exempt Compensation
Notwithstanding anything to the contrary herein, Truist has no obligation to seek Recoupment of amounts paid to a Covered Executive which are granted, vested or earned based solely upon the occurrence or non-occurrence of nonfinancial events. Such exempt compensation includes, without limitation, base salary, time-vesting awards, compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures or compensation awarded solely at the discretion of the Board Compensation Committee or the Board of Directors; provided, that such amounts are in no way contingent on the achievement of any Financial Reporting Measure.
2.6. Miscellaneous
Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this policy shall be deemed to include the restrictions imposed herein and incorporate this policy by reference and, in the event of any inconsistency, the terms of this policy will govern. For the avoidance of doubt, this policy applies to all compensation that is received on or after the Effective Date, regardless of the date on which the award agreement or other document setting forth the terms and conditions of the Covered Executive’s compensation became effective.

This policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.

All issues concerning the construction, validity, enforcement and interpretation of this policy and all related documents, including, without limitation, any employment agreement, offer letter, equity or incentive award agreement or similar agreement, shall be governed by, and construed in accordance with, the laws of the State of North Carolina, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of North Carolina or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of North Carolina.

If any provision of this policy is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

©2024 Truist Financial Corporation

Exhibit 97
3. Exceptions & Reporting
3.1. Board Directives
This Executive Compensation Recoupment Policy establishes the expectations and requirements for compliance with Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual. Further, the Board Compensation Committee authorizes a set of associated policies, committees, and/or processes to govern and execute these expectations, including but not limited to the following:
•ART is directed to establish and execute supporting processes, controls and internal procedures to ensure that all Financial Restatements are reported to Total Rewards. ART evaluates Financial Restatements in accordance with its FG-ART-AP-1000S13 Applying Materiality Standard, which includes as appropriate escalation to Truist’s Disclosure Committee and Board Audit Committees.
•Total Rewards is directed to establish and execute the supporting processes, controls and internal procedures to ensure that all Financial Restatements are reported to the Board Compensation Committee for decisioning as outlined within this policy.
•Truist Audit Services is directed to conduct periodic independent reviews of the effectiveness of each applicable business unit’s risk management and control environment activities related to compliance with this policy.
3.2. Exceptions
No exceptions are permitted to this policy. As this Policy does not allow policy exceptions, any exception noted must be considered against the Issue definition per the Enterprise Issues Management (EIM) Policy.
3.3. Reporting
Total Rewards reports annually to the Board Compensation Committee regarding the administration of, and compliance with, this policy.
4. Roles & Responsibilities

Accounting, Financial Reporting and Tax (ART)
Responsible for the overall GAAP accounting and financial reporting for Truist, including materiality assessments pertaining to misstatements of financial statements filed with the SEC and related escalation processes. In this capacity, members of ART identify Financial Restatements and communicate such restatements to Total Rewards.

Board Compensation and Human Capital Committee (Board Compensation Committee)
Determines the compensation of Covered Executives in accordance with the Board Compensation Committee’s Charter. This policy shall be administered by the Board Compensation Committee. All decisions of the Board Compensation Committee shall be final, conclusive, and binding upon Truist and the Covered Executives, their beneficiaries, executors, administrators, and any other legal representative. The Board Compensation Committee shall have full power and authority to (i) administer and interpret this policy, (ii) correct any defect, supply any omission, and reconcile any inconsistency in this policy and (iii) make any other determination and take any other action that the Board Compensation Committee deems necessary or desirable for the administration of this policy and to comply with applicable law

©2024 Truist Financial Corporation

Exhibit 97
(including Section 10D of the Exchange Act) and applicable stock market or exchange rules and regulations (including Section 303A.14 of the NYSE Listed Company Manual). Notwithstanding anything to the contrary contained herein, to the extent permitted by Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual, the Board may, in its sole discretion, at any time and from time to time, administer this policy.

Total Rewards
Organization within Human Resources that reports to the Board Compensation Committee as required elsewhere in this policy.

Truist Audit Services
In its third line of defense role, Truist Audit Services is responsible for developing a comprehensive risk-based audit program to evaluate the design and effectiveness of the Corporation’s risk management, governance, and oversight as well as internal control systems and processes, including the quality of performance in carrying out assigned responsibilities to achieve the Corporation’s stated goals and objectives.
5. Associated Citations, Documents & References
Truist Documents
FG-ART-AP-1000S13 Applying Materiality Standard
HR-TR-COMP-800 Executive Compensation Clawback Execution Procedures

External Documents
NYSE Listed Company Manual Section 303A.14
Exchange Act Section 10D
6. Point(s) of Contact
ART is responsible for quarterly and annual financial reporting on Forms 10-K and 10-Q. The Managing Director of Accounting (Policy) serves as a point of contact for ART’s responsibilities under this Policy.

The Legal Department provides legal advice, monitors, and assesses the policy’s compliance with federal laws and advises on applicable state laws and regulations, as requested.

This policy is owned by Total Rewards as part of Human Resources and is reviewed and approved by the Board Compensation Committee at least annually. Questions about this policy are addressed by the Head of Total Rewards.
7. Glossary
For the purposes of this policy, the following terms shall have the meanings set forth below. Capitalized terms used but not defined in this policy shall have the meanings set forth in the Truist Financial Corporation 2022 Incentive Plan (as may be amended from time to time).

Clawback / Recoupment
Terms are synonymous for purposes of this policy.

©2024 Truist Financial Corporation

Exhibit 97
Covered Compensation
Any incentive-based compensation “received” by a Covered Executive during the applicable recoupment period; provided that:
▪such covered compensation was received by such Covered Executive (i) after the Effective Date, (ii) after he or she commenced service as an Executive Officer and (iii) while Truist had a class of securities publicly listed on a United States national securities exchange; and
▪such Covered Executive served as an Executive Officer at any time during the performance period in respect of such incentive-based compensation.

For purposes of this policy, incentive-based compensation is “received” by a Covered Executive during the fiscal period in which the Financial Reporting Measure applicable to such incentive-based compensation (or portion thereof) is attained, even if the payment or grant of such incentive-based compensation occurs thereafter.

Covered Executive
Any (i) current or former Executive Officer and (ii) any other employee of Truist and its subsidiaries designated by the Board Compensation Committee as subject to this policy from time to time.

Effective Date
October 2, 2023 when Section 303A.14 of the NYSE Listed Company became effective.

Exchange Act
The U.S. Securities Exchange Act of 1934, as amended.

Executive Officer
Truist Financial Corporation’s officers designated by its Board of Directors as subject to Section 16 of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

Financial Reporting Measure
Any (i) measure that is determined and presented in accordance with the accounting principles used in preparing Truist’s financial statements (and any measures that are derived wholly or in part from any such measure), (ii) stock price measure or (iii) total shareholder return measure. For the avoidance of doubt, a Financial Reporting Measure does not need to be presented within Truist’s financial statements or included in a filing with the U.S. Securities and Exchange Commission.

Financial Restatement
A restatement of Truist’s financial statements due to the material noncompliance of Truist with any financial reporting requirement under U.S. federal securities laws that is required in order to correct:
•an error in previously issued financial statements that is material to the previously issued financial statements; or
•an error that would result in a material misstatement if the error were (i) corrected in the current period or (ii) left uncorrected in the current period.

©2024 Truist Financial Corporation

Exhibit 97
For purposes of this policy, a Financial Restatement shall not be deemed to occur in the event of a restatement of Truist’s financial statements due to an out-of-period adjustment or a retrospective (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of Truist’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; or (v) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

Financial Restatement Preparation Date
The earlier of (i) the date that the Board (or a committee thereof, or the officer(s) of Truist authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that Truist is required to prepare a Financial Restatement, and (ii) the date on which a court, regulator or other legally authorized body causes Truist to prepare a Financial Restatement.

Incentive-based Compensation
Any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation, whether deferred or current) that is granted, earned and/or vested based wholly or in part upon the achievement of a Financial Reporting Measure. For purposes of this policy, “incentive-based compensation” shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) incentive-based compensation (including, without limitation, any amounts under any long-term disability, life insurance or supplemental retirement plan or any notional account that is based on incentive-based compensation, as well as any earnings accrued thereon).

NYSE
New York Stock Exchange, or any successor thereof.

Recoupment Period
The three fiscal years completed immediately preceding the date of any applicable Financial Restatement preparation date. Notwithstanding the foregoing, the recoupment period additionally includes any transition period (that results from a change in Truist’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period between the last day of Truist’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year.
8. Appendix
N/A

©2024 Truist Financial Corporation